UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS


03055293

Publix Super Markets, Inc.
Exact name of Registrant
as Specified in Charter

0000081061
Registrant CIK Number


SEC MAIL PROCESSING
RECEIVED
APR 1 4 2003
WASH, D.C.
207
SECTION

DEF 14A FOR 12/28/02
2003 Definitive Proxy Statement
Electronic Report, Schedule
or Registration Statement of
Which the Documents Are a
Part (give period of report)

0-981
SEC File Number, if available

Publix Super Markets, Inc.
Name of Person Filing the Document
(If other than the Registrant)

PROCESSED
APR 16 2003
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lakeland, State of Florida, 2003.

Publix Super Markets, Inc.
(Registrant)

By: ______________________
John A. Attaway, Jr.
Secretary
April 9, 2003

Filings made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ______________, 2003, that the information set forth in this statement is true and complete.

By: N/A
(Name)

N/A
(Title)

Performance graphs

The following performance graph sets forth the Company's cumulative total stockholder return during the five years ended December 28, 2002, with the cumulative total return on the S&P 500 Index and a custom Peer Group Index including companies in the same line of business (supermarket retail companies)(1). The Peer Group Index is weighted based on the various companies' market capitalization. The comparison assumes $100 was invested at the end of 1997 in the Company's common stock and in each of the related indices and assumes reinvestment of dividends.

The Company's common stock is valued as of the end of each fiscal quarter. After the end of a quarter, however, shares continue to be traded at the prior valuation until the new valuation is received. The cumulative total return for the companies represented in the S&P 500 Index and the custom Peer Group Index is based on those companies' calendar year end trading price. Therefore, the Company has provided a performance graph based on the Company's fiscal year end valuation (rather than the trading price at fiscal year end, representing the appraised value as of the prior fiscal quarter). For comparative purposes, additional information is provided based on the fiscal year end trading price of the Company's shares.

Comparison of five-year cumulative return based upon year end valuation


$250.00
200.00
150.00
100.00
50.00
0
1997
1998
1999
2000
2001
2002

Symbol	1997	1998	1999	2000	2001	2002
● Publix	$100.00	152.09	147.88	159.50	136.43	129.07
◈ S&P 500	100.00	128.58	155.63	141.46	126.97	97.32
■ Peer Group	100.00	154.64	95.62	122.87	100.14	63.38

Comparison of five-year cumulative return based upon year end trading price


$250.00
200.00
150.00
100.00
50.00
0
1997
1998
1999
2000
2001
2002

Symbol	1997	1998	1999	2000	2001	2002
● Publix	$100.00	177.36	193.41	205.49	180.44	164.06
◈ S&P 500	100.00	128.58	155.63	141.46	126.97	97.32
■ Peer Group	100.00	154.64	95.62	122.87	100.14	63.38

(1) Companies included in the peer group are: A&P, Albertson's, American Stores (acquired by Albertson's in June 1999), Brunos (included through December 1999, no longer publicly traded), Delhaize America (formerly Food Lion, included through December 2000, became a part of the Delhaize Group in April 2001), Hannaford Bros. (acquired by Delhaize America in July 2000), Kroger, Safeway, Weis Markets and Winn-Dixie. Peer group companies that have been acquired are included in the performance graphs for all full years prior to their acquisition.